Exhibit 99.1

Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com	FOR IMMEDIATE RELEASE

RADWARE ACQUIRIES SECULERT TO ENHANCE DATA CENTER SECURITY

Seculert Technology to Enable Machine Learning and Automated Threat Analysis

MAHWAH, NJ, Jan. 31, 2017 – Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions has acquired Seculert, a SaaS cloud-based provider of protection against enterprise network breach and data exfiltration.

This acquisition enhances Radware's attack mitigation system with access to heightened machine learning technology and big data analytics tools that allow the company to conduct advanced threat analysis.  Leveraging its big data platform, the Seculert acquisition will further augment Radware's solution portfolio through the addition of advanced threat analytics based on behavioral analysis and machine learning using large scale processing.

"The Seculert acquisition allows Radware to leverage machine learning technology and its data analytics platform in order to expand our core expertise beyond attack analysis to threat analysis, which provides a panoramic view of the data center's posture," said David Aviv, Radware's Chief Technology Officer.  "These capabilities expand Radware's attack mitigation from real-time and near-time to include detection of stealth attack campaigns. The addition of Seculert's cutting-edge technology and strong team support Radware's commitment to bring best-of-breed innovation to our customers and partners."

"We are excited about the opportunity to extend the reach and scope of our technology by joining Radware," said Nissim Pariente, Vice President Research and Development of Seculert. "We believe that integrating Seculert technology into Radware's product offerings will provide enhanced data center security and prevention measures."

The company expects the acquisition to be immaterial to its 2017 revenues, slightly dilutive to its fully diluted 2017 Non-GAAP EPS, and accretive to its fully diluted 2018 Non-GAAP EPS.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware's solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

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Safe Harbor Statement

This press release may contain statements concerning Radware's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that the acquisition of Seculert will be accretive to its fully diluted 2018 Non-GAAP EPS, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware's most recent Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware's public filings are available from the SEC's website at www.sec.gov or may be obtained on Radware's website at www.radware.com.